United States securities and exchange commission logo





                             December 31, 2020

       Emanuel Bettencourt
       Chief Executive Officer
       Zoompass Holdings, Inc.
       2455 Cawthra Road, Unit 75
       Mississauga, Ontario, Canada, L5A 3P1

                                                        Re: Zoompass Holdings,
Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed April 9, 2020
                                                            Form 8-K/A dated
August 10, 2020
                                                            Filed August 10,
2020
                                                            Form 10-Q for the
period ended June 30, 2020
                                                            Filed August 19,
2020
                                                            File No. 000-55792

       Dear Mr. Bettencourt:

              We have reviewed your November 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2020 letter.

       Form 8-K/A filed August 10, 2020

       Exhibit 99.1 Blockgration Global Corp. audited financials for the fiscal year ended December 31,
       2019 and 2018, page 3

   1. We note in your response to comment 1 that you used the fair value of Blockgration net assets after Zoompass
acquired Blockgration in your significance test. However, in order to determine the
significance of Zuum to Blockgration, the total assets of Blockgration as of December 31, 2019 of
$513,941 should be used in your analysis. Based on the total assets of Blockgration
of $513,941 prior to the time that Blockgration acquired Zuum for
 Emanuel Bettencourt
Zoompass Holdings, Inc.
December 31, 2020
Page 2
         $1.2 million, the Zuum acquisition is significant to Blockgration and audited financial statements of Zuum Global Services should be provided for the periods required pursuant to Rule 8-04 of Regulation S-X.
Form 10-Q for the period ended June 30, 2020
Financial Statements
Note 5 - Intangible Assets, Goodwill and Impairment, page F-15

2. Please expand your proposed disclosure to include a detailed explanation of the events or other circumstances that occurred to support the assessment of impairment. Specifically detail the reason for the timing of such a significant impairment so close the date you acquired Blockgration.
        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions.



FirstName LastNameEmanuel Bettencourt                         Sincerely,
Comapany NameZoompass Holdings, Inc.
                                                              Division of
Corporation Finance
December 31, 2020 Page 2                                      Office of
Technology
FirstName LastName